FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2008
QUEBECOR MEDIA INC.

(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F   ☑      Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes   ☐      No   ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-_________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated July 21, 2008

PRESS RELEASE	For immediate release
Industry Canada Auction
Quebecor Media Inc. wins 17 operating licenses
in spectrum auction for Advanced Wireless Services
Montréal, July 21, 2008 — Quebecor Media Inc. is pleased to announce that it is the successful bidder on 17 operating licenses for third generation Advanced Wireless Services (AWS). The Company held the high bids on 40 MHz of spectrum across Québec, except the Eastern Ontario and Outaouais regions where it won 20 MHz. In some regions of the province of Québec, it picked up an additional 10 MHz and in Toronto, 10 MHz. The spectrum will allow Videotron, Quebecor Media’s subsidiary, to offer, through its own network, wireless telephony service comparable to what is available in other world-leading countries in this field, including high-speed Internet, mobile television and several other advanced functions that can be accessed through the mobile devices sometimes referred to as smartphones.
“This is a key milestone in Quebecor Media’s efforts to secure future growth opportunities in an industry that can be expected to experience exponential expansion in the years ahead,” said Pierre Karl Péladeau, President and CEO of Quebecor Inc. “Following the introduction of our wireless telephone service two years ago and our subsequent efforts to convince regulatory authorities to set terms and conditions for the spectrum auction that would enable new players to enter the market, against strong resistance from the incumbents, we are now ready to implement our investment strategy, details of which will be announced as soon as Industry Canada has completed the licensing process. We are very satisfied that consumers across Canada will have the benefit of genuine competition and real choice, which means they will be able to enjoy the best services at the best price, as they do now with Videotron for cable television, Internet access and cable telephone service.”
At the close of the auction, Quebecor Media’s standing high bids totalled $554,549,000. Since the Licensing Framework for the Auction for Spectrum Licences for Advanced Wireless Services limits bidders’ ability to freely discuss their intentions regarding the post-auction market structure during the 30 days following the end of the auction, Quebecor Media will reveal no additional information about its intentions respecting Advanced Wireless Services until later this summer.
“The outcome of the auction is good news for consumers,” said Robert Dépatie, President and CEO of Videotron. “The prospect of increased competition in the near future will exert downward pressure on prices. We have much to do, particularly in terms of building out our advanced, state-of-the-art third generation network, but we already know that we will be able to raise the level of competition in Canada’s wireless marketplace a notch, for the benefit of our businesses and consumers.”
The award of operating licenses is subject to certain formalities, including payment by the successful bidders and the filing of ownership and control documentation.
In the meantime, the Company will not comment further on this matter.
Quebecor and Quebecor Media — Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in Canada; Quebecor MediaPages, a publisher of print and online directories; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products, and Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain.

Information:
Isabelle Dessureault
Vice President
Corporate Affairs
Videotron
Telephone: 514 380-7501
Cell: 514 295-0304

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
/s/ Christian Marcoux
By:	Christian Marcoux
Assistant Secretary
Date: July 23, 2008